October 27, 2016

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Tim Buchmiller
Brian Soares

Re:	Histogenics Corporation
Preliminary Proxy Statement on Schedule 14A
Filed October 3, 2016
File No. 001-36751

Dear Ms. Ravitz and Messrs. Buchmiller and Soares:

On behalf of Histogenics Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 25, 2016 relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”).

On behalf of the Company, we are also submitting via EDGAR a revised Preliminary Proxy Statement (the “Revised Proxy”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Revised Proxy against the Preliminary Proxy.

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Proposal 1, page 9

1. Please revise your filing to disclose the identity of the investors that participated in the private placement, the extent of their participation and any prior existing relationships those investor had with you. In this regard, we note the disclosure in your Form S-3 filed on October 5, 2016 regarding one of your directors’ involvement in the private placement through Wilmslow Estates Limited.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and has added the requested additional disclosure to pages 7 and 9 of the Revised Proxy.

Security Ownership of Certain Beneficial Owners and Management, page 11

2. Please revise your table to show the effect of the issuance of the shares for which you are requesting shareholder approval.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and has added the requested revised beneficial ownership table beginning on page 11 of the Revised Proxy.

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Please do not hesitate to contact me at (617) 648-9298, if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN LLP

By:	/s/ Albert Vanderlaan
Albert Vanderlaan

cc:	Adam Gridley
Jonathan Lieber
Histogenics Corporation

Marc Dupré
Keith Scherer
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP